

Mail Stop 7010

October 1, 2007

Mamoru Saito
Chief Executive Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

> **Re:** **Amiworld, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed September 27, 2007**
> **File No. 333-143566**

Dear Mr. Saito:

We have reviewed your filing and have the following comments.

Summary Financial Data, page 6

1. We note in your response to comment 2 in our letter dated September 14, 2007 that the Summary Financial Data tables have been updated in the Amendment. However, we note that net loss for the six months ended June 30, 2007, net loss for the year ended December 31, 2006 and net loss for the period from January 1, 2005 to June 30, 2007 in your Summary Financial Data table on page 6 are inconsistent with the similar captions in your consolidated statements of income on page F-3. Please revise accordingly.

Results of Operations, page 22

2. We note that you have expanded your disclosures on page 22 in response to comment 3 in our letter dated September 14, 2007. You disclose that your costs and expenses increased $119,650 during the six month period ended June 30, 2007; however your explanations for this increase total $131,438 or 10% more than you have reported. Please revise your disclosure to explain to your readers the offsetting expenses that decreased during the six month period ended June 30, 2007.

Consolidated Statements of Cash Flows, page F-4

3. We have reviewed your response to comment 5 in our letter dated September 14, 2007. You have responded that Note 8 has been revised to include all

adjustments. However, we note that you now report net cash used for operating activities of ($59,643) for the year ended December 31, 2005 in your amendment #3 compared to net cash provided by operating activities of $247,433 in your original Form SB-2. Therefore, please revise your Note 8 to include all adjustments that you have made to your consolidated statement of cash flows. In addition, we note your explanation in Note 8 related to equipment deposits. Please revise your disclosure to include all of the reasons for the revisions to your statement of cash flows. For example, explain why there is an adjustment to net cash from operating activities for the year ended December 31, 2006 from ($184,883) to $313,769.

As appropriate, please amend your registration statement in response to these comments. You may contact Ryan Rohn at (202) 551-3739 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew I. Telsey, Esq.
        12835 E. Arapahoe Road
        Tower I Penthouse #803
        Englewood, Colorado 80112